SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 7, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS.

On Tuesday, October 7, 2003, Charter Communications, Inc. (Charter) announced the election of Charles M. Lillis, former Chairman and CEO of MediaOne Group, Inc., to Charter's board of directors. A copy of the press release is being filed with this report as Exhibit 99.1.

ITEM 7. EXHIBITS.

Exhibit
Number   Description

99.1   Press release dated October 7, 2003.*

     * filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>CHARTER COMMUNICATIONS, INC.</u>,
Registrant

Dated: October 7, 2003

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President and Chief Administrative Officer and
Interim Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   Description

99.1   Press release dated October 7, 2003.

Exhibit 99.1



NEWS

For Release: Oct. 7, 2003

Charter Communications Names Charles M. Lillis
to its Board of Directors

ST. LOUIS - Charter Communications, Inc. (Nasdaq:CHTR) today announced the election of Charles M. Lillis, former Chairman and CEO of MediaOne Group, Inc., to the company's board of directors.

"I'm pleased to have recruited Chuck to our Board," said Charter Chairman Paul Allen. "His wealth of business knowledge and experience in the cable television industry will be an asset to the Board and our leadership team."

Charter President and CEO Carl Vogel said, "Media One was a recognized leader in the deployment of advanced services, competitive positioning and the use of strategic research under Chuck's influence and direction, as well as a well-respected operator of broadband networks. We are very pleased to have attracted him to our Board."

Presently a private investor, Mr. Lillis served as CEO of MediaOne from 1995 to 1997. Prior to that, he held various senior management positions at U S WEST, MediaOne's predecessor. Before joining U S WEST, he served as Dean of the University of Colorado's College of Business and as a professor at Washington State University.

A director of SuperValu, Inc. and Williams Companies, Mr. Lillis works closely with his wife and children on programs sponsored by the Lillis Foundation. He is Chairman of the University of Washington Business Advisory Board, a member of the University of Washington Foundation Board, and a former member of the University of Colorado Foundation Board.

A graduate of the University of Washington, Seattle, with a master's degree in business administration, Mr. Lillis also holds a doctorate of philosophy from the University of Oregon, in Eugene.

Mr. Lillis joins a Charter board comprising Chairman Paul G. Allen; and Directors David C. Merritt, former managing director of the Entertainment Media advisory group at Gerard, Klauer, Mattison & Co.; Marc B. Nathanson, Chairman of Mapleton Investments; Nancy B. Peretsman, Executive Vice President and Managing Director, Allen & Co., (not affiliated with Mr. Allen); William D. Savoy, former President and CEO of Portfolio and Asset Management for Vulcan Inc.; John H. Tory, former President and CEO of Rogers Cable; Carl E. Vogel, President and CEO of Charter Communications, Inc; and Larry W. Wangberg, former Chairman and CEO of TechTV Inc.

About Charter Communications

Charter Communications, A Wired World Company™, is the nation's third-largest broadband communications company. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital Cable® brand and high-speed Internet access marketed under the Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks® brand. Advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.

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Contact:

Media:	Analysts:
Josh Rogers	Mary Jo Moehle
314-543-5633	314-543-2397